Exhibit 14.1

VERTICALNET, INC.

CODE OF VALUES AND CONDUCT

Adopted March 2004

Our Company

Verticalnet, Inc. (the “Company”) is a leader in developing, producing and delivering Supply Management solutions to Global 2000 companies. We are a leader in Spend Analysis, providing our customers with solutions to achieve world-class procurement and strategic sourcing results.

We enhance our customer’s profitability by consistently providing high quality, cost effective products and services.

We provide a safe working environment that encourages, supports and recognizes the contribution of each individual employee.

We strive to generate a superior return to our shareholders through growth and continuous improvements.

Our Core Values

• Ethics	We conduct our business with the highest ethical standards. We are truthful and honor our commitments and responsibilities.

• Respect	We foster a supportive environment by treating each other with mutual respect and understanding.

• Goals	We set aggressive goals and strive to exceed them.

• Results	We value and celebrate a high level of individual achievement and team performance.

• Growth	We encourage innovation and continuous improvement to ensure future growth.

In order to promote our Core Values, the Company has adopted the following Code of Values and Conduct:

I. Application

The Code of Values and Conduct shall apply to the Company’s CEO, CFO, Chief Accounting Officer (“CAO”), President, COO, Vice Presidents, Controller and such other personnel as are designated from time to time by the Board of Directors (hereinafter, “Senior Officers”). Every employee of the Company, however, is expected to be aware of the provisions of this Code, including the procedures for internal reporting of violations discussed in Section VIII below.

II. Honest and Ethical Conduct

All Senior Officers shall perform their duties in an honest and ethical manner. They shall handle all actual or apparent conflicts of interest between their personal and professional relationships in an ethical manner.

III. Avoidance of Conflicts of interest

All Senior Officers should avoid situations in which their personal, family or financial interests conflict or even appear to conflict with those of the Company. Senior Officers may not engage in activities that compete with the Company or compromise its interests. No Senior Officer should take for his or her own benefit any opportunity discovered in the course of employment that the Senior Officer has reason to know would benefit the Company.

If a Senior Officer becomes aware of a conflict of interest, or any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest, or has a question as to a potential conflict of interest, the Senior Officer must consult with the General Counsel and/or follow the procedures described in Section 8 below. If a Senior Officer becomes involved in a situation that gives rise to an actual conflict of interest, the Senior Officer must inform the General Counsel of such conflict.

IV. Compliance with Governmental Laws, Rules and Regulations; Compliance with Established Accounting Procedures and Controls

Each Senior Officer shall comply with all applicable governmental laws, rules and regulations, including the rules relating to disclosure in reports and documents that the Company files with, or submits to, the SEC. Senior Officers will, at all times, take all necessary steps to ensure compliance with established accounting procedures, the Company’s system of internal controls and generally accepted accounting principles. Specifically, they will ensure that the Company makes and keeps books, records, and accounts, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company.

V. Full, Fair, Accurate, Timely and Understandable Disclosure

Senior Officers shall take all necessary steps to ensure that all disclosure in reports and documents that the Company files with, or submits to, the SEC, and in other public communications made by the Company is full, fair, accurate, timely and understandable. The CEO and CFO are responsible for designing, establishing, maintaining, reviewing and evaluating on a quarterly basis the effectiveness of the Company’s disclosure controls and procedures (as such term is defined by applicable SEC rules). The Company’s other Senior Officers shall assist the CEO and CFO with these responsibilities.

VI. Publication of the Code of Values and Conduct

The Company’s Code of Values and Conduct will be posted and maintained on the Company’s website and filed as an exhibit to the Company’s Annual Report on Form 10-K.

VII. Changes or Waivers in the Code of Values and Conduct

Any change or waiver in the Code of Values and Conduct shall require approval of the Audit Committee and be disclosed (a) on the Company’s website for a period of not less than twelve months, or (b) as otherwise required by law.

VIII. Internal Reporting of Violations

The Company’s efforts to ensure observance of, and adherence to, the goals and policies outlined in this Code of Values and Conduct mandate that employees of the Company, including each of the Senior Officers, bring any instance, occurrence or practice that they, in good faith, believe is inconsistent with or in violation of this Code to the attention of the General Counsel.

IX. Consequences for Non-Compliance with the Code of Values and Conduct

The Board of Directors, or its designee, shall be responsible for determining and implementing the appropriate disciplinary action for any violation of the Code of Values and Conduct. Any violation of applicable law or any deviation from the standards embodied in this Code will result in disciplinary action, up to and including termination of employment. A Senior Officer who is found to have engaged in illegal or unethical conduct shall be removed from his or her position and not assigned to any other position involving the exercise of substantial discretionary authority. In addition to imposing discipline upon Senior Officers involved in non-compliant conduct, the Company also will impose discipline, as appropriate, upon a Senior Officer’s supervisor, if any, who directs or approves such Senior Officer’s improper actions, or is aware of those actions but does not act appropriately to correct them, and upon other individuals who fail to report known non-compliant conduct. Disciplinary action shall be documented, as appropriate. In addition to imposing its own discipline, the Company will bring suspected violations of law to the attention of appropriate law enforcement personnel.